

December 15, 2011

Via E-mail
John R. Coghlan
Co-President and Chief Financial Officer
Genesis Financial, Inc.
12314 E. Broadway
Spokane Valley, Washington 99216

      Re: **Genesis Financial, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 16, 2011
              Form 10-Q for the Fiscal Quarter Ended September 30, 2011
              Filed November 14, 2011
              File No. 333-103331

Dear Mr. Coghlan:

We have reviewed your response dated September 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Overview, page 3

1. Please refer to your response to comments 1and 2 of our July 28, 2011 letter. While we note the information in the response to comment 1, it continues to appear that these are loans collateralized by real estate, regardless of the underwriting documentation, etc. We note in your response to comment 2 that you reference appraisals, property inspections and the underlying value of the collateral in making the determination to purchase a loan.

We reissue comment 1 and request that you revise your disclosures to clarify that you are purchasing loans.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

2. Please refer to your response to comment 21 of our July 28, 2011 letter and revise to clarify why you have an allowance for loan losses since you state that all loans are held for sale and therefore are accounted for and reported at fair value.

3. Please refer to your response to comment 26 of our July 28, 2011 letter. Your proposed revisions do not completely address the fair value determination of your assets. For instance, we note an employee determines the fair value of your loans, which appears to be a level 3 input under the fair value hierarchy. Please revise to thoroughly address the required fair value disclosures.

Item 9A. Controls and Procedures

Evaluation of and Report on Internal Control over Financial Reporting, page 25

4. We note your response to comment 29 of our letter dated July 28, 2011 that the word "not" was included in error. However, the entire second sentence of this paragraph appears to support your statement that your internal control over financial reporting is not effective. Please explain the basis for this sentence. We may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

5. Please file an amendment to your 10-Q that includes management's conclusion as to the effectiveness of your disclosure controls and procedures as of September 30, 2011.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief